LIVEONE, INC.

269 South Beverly Drive, Suite 1450

Beverly Hills, CA 90212

February 21, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Eddie Kim

Re:	LiveOne, Inc.
Registration Statement on Form S-3 Filed on February 13, 2025
File No. 333-284916

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LiveOne, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it will become effective at 5:00 P.M. Eastern Time on Tuesday, February 25, 2025, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466, or in his absence Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0465.

Sincerely,

LIVEONE, INC.

By:	/s/ Ryan Carhart
Name:	Ryan Carhart
Title:	Interim Chief Financial Officer

Cc:	Robert S. Ellin, CEO and Chairman Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)
Jonathan Shechter, Esq. (Foley Shechter Ablovatskiy LLP)